Exhibit (a)(5)(vii)

NETRO ANNOUNCES FINAL RESULTS OF STOCK TENDER OFFER

San Jose, CA, August 23, 2002 - (Business Wire) -- Netro Corporation (NASDAQ:
NTRO), a leading provider of broadband fixed wireless solutions, today announced the final results of its Dutch auction tender offer for up to 23 million shares of its common stock at a range of $3.50 to $4.00 per share, net to the seller in cash, without interest, which expired on August 16, 2002.

Based on a final count by American Stock Transfer & Trust Company, the depositary for the offer, and consistent with the preliminary results announced August 19, 2002, Netro will purchase 23 million shares of its common stock at $3.50 per share, which includes shares tendered by those persons who indicated that they were willing to accept the price determined in the offer. Due to over-subscription, shares tendered at $3.50 per share have been accepted for purchase on a pro-rated basis using a proration factor of approximately 73.9%. The 23 million shares being purchased represent approximately 38% of the company's 61,194,406 shares outstanding on July 12, 2002. The aggregate purchase price paid will be $80.5 million.

Netro will not purchase shares tendered at prices greater that $3.50 and it will not exercise its right under the Securities Exchange Act of 1934 to purchase an additional 2% of its outstanding shares in the tender offer.

Goldman, Sachs & Co. acted as the Dealer Manager and Georgeson Shareholder Communications Inc. acted as the Information Agent for the offer.

As previously announced, Netro's Board of Directors has authorized the repurchase of additional shares of Netro's common stock in the open market following the completion of the tender offer. The maximum amount to be used in such repurchases will not exceed $19.5 million. In accordance with Rule 13e-4 under the Securities Exchange Act of 1934, no such repurchases will be made until after August 30, 2002.

About Netro Corporation

Netro Corporation is a leading provider of fixed broadband wireless systems used by telecommunications service providers to deliver voice and high-speed data services for access and mobile infrastructure applications to customers worldwide. Netro's vision is to provide breakthrough technology packaged in a carrier-class, practical solution that enables quick service delivery and efficient use of capital. Netro offers a broad range of low and high frequency products for business and residential, access and mobile infrastructure needs, with a wide set of licensed frequencies for point to multipoint: 1.9 to 39 GHz. The company's AirStar and Angel products have an impressive track record of performance and stability worldwide.

Media Contact

Jeff Lloyd
Sitrick & Company, Inc.
(310) 788-2850

Investor Contact

Sanjay Khare, CFO
Netro Corporation
(408) 216-1500